Citrix Systems, Inc.

851 W. Cypress Creek Road

Fort Lauderdale, FL 33309

August 24, 2006

Via Electronic Submission and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:    Stephen G. Krikorian, Branch Chief - Accounting

RE:	Citrix Systems, Inc.

Forms 8-K Filed on January 18, April 19 and July 19, 2006

File No. 0-27084

Dear Mr. Krikorian:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 15, 2006 (the “Comment Letter”) to David J. Henshall, Senior Vice President and Chief Financial Officer of Citrix Systems, Inc. (“Citrix” or the “Company”), with respect to the Company’s Current Reports on Form 8-K filed on January 18, 2006, April 19, 2006 and July 19, 2006. The response set forth below has been organized in the same manner in which the Commission’s comment and heading were organized in the Comment Letter.

Forms 8-K filed on January 18, April 19 and July 19, 2006

Comment 1

We believe the non-GAAP operating statement columnar format appearing in the press releases filed as exhibits to the above-referenced filings may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Securities and Exchange Commission

August 24, 2006

Response 1

Citrix strives to ensure that the information provided in its Current Reports on Form 8-K are transparent and in compliance with applicable disclosure requirements, including Regulation G. The Company believes that providing a reconciliation of GAAP to non-GAAP measures in the same format as its condensed consolidated statements of income improves the readability and usability of its reconciliations to its financial statement readers. Notwithstanding the foregoing, in response to the Staff’s comment, in all future Form 8-K filings under Item 2.02 of Form 8-K and all future press releases announcing material financial information, the Company will not include non-GAAP condensed consolidated statements of income as part of its reconciliations of GAAP to non-GAAP measures and, in lieu thereof, will present only individual non-GAAP measures accompanied by a separate reconciliation to the most directly comparable GAAP measure for each non-GAAP measure used.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (954) 267-3083 or Jessica Soisson, the Company’s Controller, Corporate Accounting, at (954) 267-8425.

Sincerely,

/s/ DAVID J. HENSHALL
David J. Henshall
Senior Vice President and
Chief Financial Officer